Exhibit 99.1

Announcement

Thursday, 17 April 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE SIGNS LNG SUPPLY AGREEMENTS WITH UNIPER

Woodside has signed LNG sale and purchase agreements with Uniper for the supply of 1.0 million tonnes per annum (Mtpa) from Louisiana LNG LLC and up to 1.0 Mtpa from its global portfolio (Woodside Energy Trading Singapore Pty. Ltd.), demonstrating ongoing strong demand for LNG globally.

Woodside CEO Meg O’Neill said these agreements represent another important milestone to move Louisiana LNG towards a final investment decision.

“We are delighted to advance our longstanding relationship with Uniper through these milestone supply agreements. Uniper’s commitment speaks volumes about Woodside’s track record as a trusted LNG provider, built on decades of delivering reliable and flexible supply solutions for our global partners.

“Louisiana LNG is Woodside’s largest growth project. It leverages the robust US gas resource, an outstanding site, best-in-class EPC and technology partners and Woodside’s track record of successful project delivery. The addition of Atlantic Basin LNG supply to our established position in the Pacific strengthens Woodside’s portfolio and allows us to tailor contract structures based on various price indices and tenures to better meet our customers’ diverse needs.

“As we continue to progress sell-down opportunities for Louisiana LNG, these agreements reinforce the project’s unique advantages and its economic competitiveness.

“Uniper’s leadership in European energy markets make them an ideal counterparty, and this builds on Woodside’s existing offtake arrangements, underscoring our shared commitment to delivering value for all companies and the economies in which each operate.

“In an environment of increasing demand for dependable sources of LNG, particularly in Europe, we remain focused on delivering reliable energy supply that will benefit our partners and stakeholders for years to come,” she said.

Michael Lewis, Uniper CEO said, “We are very pleased to secure additional LNG supplies for our customers in Europe from a reliable LNG supplier like Woodside. This deal will support our security of supply and flexible generation strategy together with the potential development of additional gas-fired power plants in Germany to complement the renewable build-up. Woodside is one of our biggest LNG suppliers globally with a solid track record of deliveries of LNG to us from their existing projects.

“With this new project in Louisiana, we are further extending the cooperation with Woodside. Long-term LNG contracts like this contribute directly to the competitiveness of European industry. Reliable and cost-effective energy supply is a cornerstone of a strong industrial base, and deals like this help ensure our customers can count on both.”

Louisiana LNG LLC will supply 1.0 Mtpa of LNG on a free-on-board basis for up to thirteen years from the commercial operations date (COD) of Louisiana LNG.

In addition, Woodside Energy Trading Singapore Pty. Ltd. will supply up to 1.0 Mtpa of LNG on a delivered ex-ship basis from Woodside’s global portfolio into Europe commencing with Louisiana LNG’s COD over a term until 2039.

The sale and purchase agreements are subject to Woodside’s final investment decision on the three train 16.5 Mtpa foundation development of Louisiana LNG.

About Woodside

Woodside is a global energy company providing reliable and affordable energy to help people lead better lives. We leverage our track record of world-class project execution and operational excellence as we build a diverse global portfolio to meet the world’s growing energy needs.

We have over 35 years of experience in the LNG industry including pioneering Australia’s LNG industry as operator of the North West Shelf Project where we shipped our first LNG cargo to Japan in 1989. We are executing major projects today, while pursuing growth opportunities that will deliver long-term value for our shareholders. We maintain a strong balance sheet and a disciplined investment approach.

About Uniper

Düsseldorf-based Uniper is a European energy company with global reach and activities in more than 40 countries. With around 7,500 employees, the company makes an important contribution to security of supply in Europe, particularly in its core markets of Germany, the UK, Sweden and the Netherlands. Uniper’s operations include power generation in Europe, global energy trading, and a broad gas portfolio.

INVESTORS Sarah Peyman M: +61 457 513 249 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

[1]	See “Woodside announces Louisiana LNG partnership with Stonepeak” announced 7 April 2025 for details. Closing of the transaction is targeted in the second quarter 2025.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the transaction (including statements concerning the timing and completion of the transaction, the expected benefits of the transaction and other future arrangements between the parties) expectations regarding future expenditures and future results of projects. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.